AGENCY OFFERING AGREEMENT

THIS AGREEMENT dated for reference July 12, 2005 is made

BETWEEN

ALEXCO RESOURCE CORP., Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1

(the “Issuer”);

AND

CANACCORD CAPITAL CORPORATION, Suite 2200 – 609 Granville Street, Vancouver, British Columbia, V7Y 1H2

(the “Agent”).

WHEREAS:

A.          The Issuer wishes to raise money for the purposes set forth in its Prospectus, which is to be filed by the Issuer with the Commissions and the Exchange, by offering for sale certain of its securities;

B.          The Issuer wishes to appoint the Agent to distribute those securities and the Agent is willing to accept the appointment on the terms and conditions of this Agreement;

THE PARTIES to this Agreement therefore agree:

1.          DEFINITIONS

In this Agreement:

(a)	“Agent’s Fee” means the fee which is set out in this Agreement and which is payable by the Issuer to the Agent in consideration of the services performed by the Agent under this Agreement;

(b)

“Agent’s Warrants” means the non-transferable share purchase warrants of the Issuer which will be issued as part of the Agent’s Fee and which have the terms provided in this Agreement and the certificates representing such share purchase warrants;

(c)	“Agent’s Warrant Shares” means the previously unissued common shares in the capital of the Issuer, as presently constituted, that may be issued on exercise of the Agent’s Warrants;

(d)

“Applicable Legislation” means the securities acts or comparable legislation in the Selling Provinces, the regulations and rules made thereunder, and all administrative policy statements, blanket orders, notices, directions and rulings issued by the Commissions;

(e)	“Certificates” means the certificates representing the Shares, Agent’s Warrants and Corporate Finance Shares;

(f)	“Closing” means the closing of the purchase and sale, and the issuance by the Issuer, of the Shares;

(g)	“Closing Day” means the day following the Offering Day as agreed to by the Agent and the Issuer on which the Closing takes place;

(h)	“Commissions” means the securities commissions in the Selling Provinces;

(i)	“Corporate Finance Fee” means the fee to be paid to the Agent by the Issuer in consideration of corporate finance and structuring services provided by the Agent;

(j)	“Corporate Finance Shares” means the common shares in the capital of the Issuer to be issued to the Agent by the Issuer in respect of the Corporate Finance Fee;

(k)	“Distribution” means the distribution or sale of the Securities pursuant to this Agreement and includes the distribution of the Agent’s Warrants and Corporate Finance Shares;

(l)	“Effective Date” means the date on which an MRRS decision document for the final Prospectus is issued by the Principal Regulator;

(m)	“Exchange” means the Toronto Stock Exchange;

(n)	“Material Change” has the meaning defined in the Applicable Legislation;

(o)	“Material Fact” has the meaning defined in the Applicable Legislation;

(p)	“Misrepresentation” has the meaning defined in the Applicable Legislation;

(q)	“MRRS” means the Mutual Reliance Review System for Prospectuses and Annual Information Forms under National Policy 43-201;

(r)	“Offering” means the offering of the Shares under the Prospectus;

(s)	“Offering Day” means the day set by the Agent and the Issuer on which the Offering is made;

(t)	“Offering Price” means $1.50 per Share;

(u)	“Principal Regulator” means the British Columbia Securities Commission;

(v)	“Proceeds” means the gross proceeds of the Offering, less:

(i) that portion of the Agent’s Fee which is payable in cash;

(ii) the Work Fee;

(iii)	the expenses of the Agent in connection with the Offering which have not been repaid by the Issuer; and

(iv)	any amount already received by the Issuer from subscription funds for the Offering.

(w)

“Prospectus” means the preliminary prospectus and the final prospectus filed or intended to be filed by the Issuer with the Regulatory Authorities in connection with the Offering and any amendments to the preliminary prospectus and final prospectus which may be filed with the Regulatory Authorities;

(x)	“Regulatory Authorities” means the Commissions and the Exchange;

(y)

“Securities” means the Shares, Agent’s Warrants, Agent’s Warrant Shares and the Corporate Finance Shares and any other common shares of the Issuer to be qualified for distribution under the Prospectus;

(z)	“Selling Provinces” means British Columbia, Alberta and Ontario;

(aa)	“Shares” means up to 2,000,000 common shares of the Issuer to be offered by the Issuer pursuant to this Agreement having the terms provided in this Agreement; and

(bb)	“Work Fee” means the fee to be paid to the Agent by the issuer in consideration of the Agent’s services in connection with the coordination and review of the Prospectus.

2.          APPOINTMENT OF AGENT

The Issuer appoints the Agent as its exclusive agent and the Agent accepts the appointment and will act as the exclusive agent of the Issuer to offer the Shares for sale under the Prospectus at the Offering Price on a commercially reasonable efforts basis.

3.          FILING OF PROSPECTUS AND DUE DILIGENCE

3.1        The Issuer will cause the Prospectus to be filed with the Regulatory Authorities, will deliver all necessary copies of the Prospectus to the Regulatory Authorities and will use its best efforts to have the Prospectus accepted by the Regulatory Authorities.

3.2        The Issuer will provide the Agent with as many copies of the Prospectus as the Agent reasonably requests to facilitate the Offering.

3.3        Delivery of the Prospectus and any amendment thereto shall constitute a representation and warranty by the Issuer to the Agent that all information and statements (except information and statements relating solely to the Agent or a selling agent) contained in the Prospectus and any amendment thereto are true and correct in all material respects at the time of delivery thereof and contain no Misrepresentations and constitute full, true and plain disclosure of all Material Facts relating to the Issuer and the Securities and that no Material Fact or material information has been omitted therefrom (except facts of information relating solely to the Agent or a selling agent) which is required to be stated therein or is necessary to make statements of information contained therein not misleading in light of the circumstances under which they were made. Such delivery shall, unless otherwise advised, also constitute the Issuer’s consent to the Agent’s use of the Prospectus, any amendment thereto and any other documents supplied to the Agent by the Issuer for the purpose of the sale of Shares in compliance herewith and with the Applicable Legislation.

3.4        The Issuer acknowledges that the Agent will be conducting a due diligence investigation of the Issuer’s business, securities, management and affairs and the Issuer covenants that it will afford the Agent with access to the contracts, properties, commitments, corporate records and other documents the Agent may reasonably request. The Issuer also covenants to secure the cooperation of the Issuer’s professional advisors (including its legal advisors and auditors) to participate in any due diligence conference calls required by the Agent, and the Issuer consents to the use and the disclosure of information obtained during the course of the due diligence investigation (including during the due diligence conference call) where such disclosure is required by law or required by the Agent to maintain a defense to any regulatory or other civil action.

4.          LISTING APPLICATION AND CONDUCT OF THE OFFERING

4.1        Prior to the Closing Day, the Issuer will make application to list the Shares, Agent’s Warrant Shares and Corporate Finance Shares on the Exchange and conditional approval of such application must be obtained from the Exchange prior to Closing.

4.2        Following the Effective Date, the Issuer and the Agent will set the Offering Day.

4.3        The Offering Day will be on or before the earlier of the day which is:

(a)	90 days after the Effective Date; and

(b)	12 months after the date of the issue by the Principal Regulator of the MRRS decision document for the preliminary Prospectus.

4.4        The Offering will be made in accordance with the rules and policies of the Exchange and in compliance with Applicable Legislation.

4.5        After the Offering has been completed, the Issuer and the Agent will file any documents required by the Exchange in order to satisfy any conditions set forth in the conditional listing approval letter and to list and commence trading of the Shares on the Exchange.

4.6        The Agent will advise the Issuer and its counsel in writing when the Distribution under the Prospectus is complete.

5.          OPINIONS AND CERTIFICATES

5.1        On the Effective Date, the Issuer will deliver the following documents to the Agent and its counsel in a form reasonably acceptable to them:

(a)

a comfort letter from the auditor of the Issuer, dated as of the date of the Prospectus and addressed to the Agent and its counsel, relating to the accuracy of the financial statements forming part of the Prospectus and the accuracy of the financial, numerical and certain other information disclosed in the Prospectus;

(b)

an opinion of counsel for the Issuer, dated as of the Effective Date and addressed to the Agent and its counsel, relating to any legal matter in connection with the creation, issuance and sale of the Securities for which the Agent may reasonably request an opinion (the “Legal Opinion”);

(c)

a certificate of the Issuer, dated as of the Effective Date and signed by the chief executive officer and chief financial officer of the Issuer or such other officers approved by the Agent, certifying certain facts relating to the Issuer and its affairs (the “Officers’ Certificate”); and

(d)	any other certificates, comfort letters or opinions in connection with any matter related to the Prospectus which are reasonably requested by the Agent or its counsel.

5.2        On Closing, the Issuer will provide the Agent and its counsel with evidence of the necessary approval of the Regulatory Authorities for the Offering, the Legal Opinion and the Officers’ Certificate updated to the Closing.

6.          AGENT’S FEE

6.1        In consideration of the services performed by the Agent under this Agreement, the Issuer agrees on the Closing Day to:

(a)

pay the Agent a commission of 7.0% of the Offering Price per Share sold, whether purchased by the Agent for its own account or for its clients or purchased by other members of the Exchange for their own accounts or for their clients, payable in lawful Canadian currency (the “Agent’s Fee”); and

(b)	issue Agent’s Warrants to the Agent or to members of its selling group as directed by the Agent entitling the Agent to purchase up to 10.0% of the Shares subscribed for under the Offering.

6.2        One Agent’s Warrant will entitle the holder to purchase one common share of the Issuer.

6.3        The right to purchase Agent’s Warrant Shares under the Agent’s Warrants may be exercised at anytime up to the close of business 12 months from the Closing Day, at a price of $1.50 per Agent’s Warrant Share.

6.4        The Issuer agrees to pay a Corporate Finance Fee to the Agent by the issuance of 25,000 Corporate Finance Shares.

6.5        The Agent’s Warrants will be represented by certificates, and will be non-transferable.

6.6        The terms governing the Agent’s Warrants will include, among other things, provisions for the appropriate adjustment in the class, number and price of the Agent’s Warrant Shares upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the shares, the payment of stock dividends or the amalgamation of the Issuer.

6.7        The issue of the Agent’s Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Agent’s Warrants are exercisable.

6.8        In consideration of the Agent’s services in connection with the coordination and review of the Offering and the Prospectus, the Issuer will pay the Agent, on completion or cancellation of the Offering, the Work Fee of $25,000.

7.          CLOSING

7.1        The Closing will take place on the Closing Day.

7.2        On Closing, the Issuer will deliver the Certificates, directly or through its registrar and transfer agent, to the Agent against payment of the Proceeds.

7.3        If the Issuer has satisfied all of its material obligations under this Agreement, on Closing, the Agent will pay the Proceeds to the Issuer, against delivery of the Certificates.

7.4        The obligation of the Agent to pay the Proceeds to the Issuer shall be subject to the following conditions precedent:

(a)	the Issuer shall have performed or complied in all material respects with each covenant and obligation herein provided on its part to be performed or complied with;

(b)	each of the representations and warranties of the Issuer herein shall continue to be true, in all material respects, and the Officer’s Certificate shall contain certification to that effect;

(c)	the Agent has completed, to its reasonable satisfaction, its due diligence review of the Issuer and its affairs; and

(d)

the Issuer shall have, to the satisfaction of the Agent’s counsel, taken or caused to be taken all steps and proceedings which may be requisite under the Applicable Legislation to qualify the Distribution of the Shares to the public in the Selling Provinces through registrants who have complied with the provision of the Applicable Legislation, including the filing and the obtaining of MRRS decision documents for the preliminary and final Prospectus.

8.          MATERIAL CHANGES

8.1        If, after the Prospectus is filed with the Regulatory Authorities but before the conclusion of the Distribution, a Material Change or material change in a Material Fact occurs in the affairs of the Issuer, the Issuer will:

(a)	notify the Agent immediately, in writing, with full particulars of the change;

(b)

file with the Regulatory Authorities as soon as practicable, and in any event no later than 10 days after the change occurs, an amendment to the Prospectus in a form reasonably acceptable to the Agent disclosing the material change; and

(c)	provide as many copies of that amendment to the Agent as the Agent may reasonably request.

8.2        The Issuer shall in good faith discuss with the Agent any fact or change in circumstances (actual and anticipated, contemplated or threatened, whether financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Agent pursuant to the previous Subsection.

9.          TERMINATION

9.1        The Agent may terminate its obligations under this Agreement by notice in writing to the Issuer at any time before the Closing if:

(a)

there is an event, accident, governmental law or regulation or other occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets or the business of the Issuer or any material subsidiary of the Issuer or the ability of the Agent to perform its obligations under this Agreement or an investor’s decision to purchase Shares;

(b)	an adverse Material Change or material change in a Material Fact relating to any of the Securities occurs or is announced by the Issuer;

(c)

following a consideration of the history, business, products, property or affairs of the Issuer or its principals and promoters, or the state of the financial markets in general, or the state of the market for the Issuer’s securities in particular, or the possibility of investors exercising their statutory rights to withdraw from a purchase of the Issuer’s securities, the Agent determines, in its sole discretion, that it is not in the interest of investors to complete the Offering;

(d)	the Securities cannot, in the opinion of the Agent, be marketed due to the state of the financial markets, or the market for the Shares in particular; or

(e)

an enquiry or investigation (whether formal or informal) in relation to the Issuer, or the Issuer’s directors, officers or promoters, is commenced or threatened by an officer or official of any competent authority.

9.2        The Agent may terminate its obligations under this Agreement at any time if:

(a)

any order to cease trading (including an order prohibiting communicating with persons in order to obtain expressions of interest) in the securities of the Issuer is made by a competent regulatory authority and that order is still in effect;

(b)	the Issuer is in breach of any material term of this Agreement;

(c)

the Agent determines that any of the representations or warranties made by the Issuer in this Agreement is false or has become false that would have a material adverse effect on the Issuer in the opinion of the Agent.

9.3        If the Agent exercises its right to terminate this Agreement, then the Issuer will immediately issue a press release setting out particulars of the termination.

9.4        This Agreement will terminate if an MRRS decision document for the final Prospectus is not issued by the Principal Regulator within 180 days of the reference date of this Agreement, unless the Agent and the Issuer agree otherwise.

10.        WARRANTIES AND REPRESENTATIONS

10.1       The Issuer warrants and represents to the Agent that:

(a)

the Issuer and its subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated;

(b)

the Issuer and its subsidiaries are duly registered and licenced to carry on business or own property in the jurisdictions in which they carry on business or own property where so required by the laws of that jurisdiction;

(c)	the authorized and issued capital of the Issuer is as disclosed in the Prospectus and the issued and outstanding common shares of the Issuer are fully paid and non-assessable;

(d)	the Issuer will reserve or set aside sufficient common shares in its treasury to issue the Shares, Agent’s Warrant Shares and Corporate Finance Shares;

(e)

except as qualified by the Prospectus, the Issuer is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Prospectus; all agreements by which the Issuer holds an interest in a property, business or asset are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated and all filings and work commitments required to maintain the properties in good standing have been property recorded and filed in a timely manner with the appropriate regulatory body and there are no material mortgages, liens, charges, encumbrances, or any other interests in such properties;

(f)

the Prospectus will contain full, true and plain disclosure of all Material Facts in relation to the Issuer, its subsidiaries, its business and its securities, will contain no Misrepresentations, will be accurate in all material respects and will omit no fact, the omission of which will make such representations misleading or incorrect;

(g)	the Issuer has complied with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects;

(h)

the financial statements of the Issuer which form part of the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, present fairly in all material respects the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer and its subsidiaries, if any, as at the date of the financial statements and there have been no adverse material changes in the financial position of the Issuer since that date, except as fully and plainly disclosed in the Prospectus;

(i)

the Issuer has complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, Applicable Legislation and its regulations and the Business Corporations Act (Yukon) in relation to the issue and trading of its securities and in all matters relating to the Offering;

(j)

the Issuer is in compliance with all applicable laws, regulations and statutes (including all environmental laws and regulations) in the jurisdictions in which it carries on business and which may materially affect the Issuer and has not received any notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statues, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Issuer or the business or legal environment under which the Issuer operates;

(k)

the Issuer has not caused or permitted the release, in any manner whatsoever, of any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances (collectively, the “Hazardous Substances”) on or from any of its properties or assets nor, other than disclosed in the Prospectus, has it received any notice that it is potentially responsible for a clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations, or any orders, directions or decisions rendered by any government, ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to dealing with Hazardous Substances;

(l)

the auditors of the Issuer who prepared the financial statements of the Issuer contained in the Prospectus are independent public accountants as required under Applicable Legislation and there has never been a reportable disagreement (within the meaning of National Policy No. 31) with the present auditors of the Issuer;

(m)

the issue and sale of the Securities by the Issuer and the Agent does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under (A) any statute, rule or regulation applicable to the Issuer including, without limitation, the Applicable Legislation; (B) the constating documents, by- laws or resolutions of the Issuer which are in effect at the date hereof; (C) any agreement, debt instrument, mortgage, note, indenture, instrument, lease or other document to which the Issuer is a party or by which it is bound; or (D) any judgment, decree or order binding the Issuer or the property or assets of the Issuer;

(n)

except as disclosed in the Prospectus, neither the Issuer or its subsidiaries, if any, is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and no such actions, suits or proceedings are, to the best of the Issuer’s knowledge, contemplated or have been threatened;

(o)

there are no judgments against the Issuer or any of its subsidiaries, if any, which are unsatisfied, nor are there any consent decrees or injunctions to which the Issuer or any of its subsidiaries, if any, is subject;

(p)	this Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and the Issuer has full corporate power and authority to undertake the Offering;

(q)

there is not presently, and will not be until the conclusion of the Distribution, any Material Change or material change in any Material Fact relating to the Issuer which has not been or will not be fully disclosed in the Prospectus;

(r)

no order ceasing, halting or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and, to the best of the Issuer’s knowledge, no investigations or proceedings for such purposes are pending or threatened;

(s)

except as disclosed in the Prospectus, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer or its subsidiaries, if any, or any other security convertible into or exchangeable for any such shares, or to require the Issuer or its subsidiaries, if any, to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;

(t)

the Issuer and its subsidiaries, if any, have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable;

(u)

the Issuer and its subsidiaries, if any, have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer or its subsidiaries, if any, except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer or its subsidiaries, if any, which are known by the Issuer’s management to be pending, and there are no claims which have been or, to the best of the Issuer’s knowledge, may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer or its subsidiaries, if any;

(v)

except as disclosed in the Prospectus, the Issuer owns or possesses adequate rights to use all material patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and other intellectual property necessary for the business of the Issuer now conducted and proposed to be conducted, without any conflict with or infringement of the rights of others. The Issuer has received no communication alleging that the Issuer has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity;

(w)

neither the execution or delivery of this Agreement nor the carrying on of the business of the Issuer, nor the conduct of the business of the Issuer will conflict with or result in a breach of the terms, conditions, or provisions of or constitute a default under, any contract, covenant or instrument with the Issuer under which it is now obligated;

(x)

the Issuer does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is used in the

Income Tax Act (Canada));

(y)

other than the Agent, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder’s fee in connection with the transactions described herein; and

(z)	the warranties and representations in this Subsection are true and correct in all material respects and will remain so as of the conclusion of the distribution under the Prospectus.

10.2       The Agent warrants and represents to the Issuer that:

(a)	it is a valid and subsisting corporation under the law of the jurisdiction in which it was incorporated, continued or amalgamated;

(b)	it is a broker registered under the Applicable Legislation;

(c)	it is a member in good standing of the Exchange; and

(d)

it has complied with and will fully comply with the requirements of all applicable securities laws, including, without limitation, the Applicable Legislation, its rules and regulations and the by-laws and rules of the Exchange, in relation to trading in the Securities and all matters relating to the Offering.

11.        EXPENSES OF AGENT

11.1       The Issuer will pay all of the expenses of the Offering and all the expenses reasonably incurred by the Agent in connection with the Offering including, without limitation, the fees and expenses of the solicitors for the Agent.

11.2       The Issuer will pay the expenses referred to in the previous Subsection even if the Prospectus and this Agreement are not accepted by the Regulatory Authorities or the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Agent.

11.3       The Agent may, from time to time, render accounts to the Issuer for its expenses for payment on the dates set out in the accounts.

11.4       The Issuer authorizes the Agent to deduct its reasonable expenses in connection with the Offering from the proceeds of the Offering, including expenses for which an account has not yet been rendered to the Issuer.

12.        INDEMNITY

12.1       The Issuer will indemnify the Agent and each of the Agent’s agents, directors, officers and employees (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”) and save them harmless against all losses, claims, damages or liabilities:

(a)

existing (or alleged to exist) by reason of untrue statements contained in the Prospectus or other written or oral representation made by the Issuer to an investor in connection with the Offering or by reason of the omission to state in the Prospectus any fact necessary to make such statements or representations not misleading (except for information and statements referring solely to the Agent or a selling agent);

(b)

arising directly or indirectly out of any order made by any regulatory authority based upon an allegation that any such untrue statement or representation, or omission exists (except for information and statements referring solely to the Agent or a selling agent) including, without limitation, an order that trading in or distribution of the Securities is to cease;

(c)	resulting from the failure by the Issuer to file an amendment to the Prospectus as required by this Agreement;

(d)	resulting from the breach by the Issuer of any of the terms of this Agreement;

(e)	resulting from any representation or warranty made by the Issuer herein not being true or ceasing to be true;

(f)	if the Issuer fails to issue and deliver the certificates representing the Securities in the form and denominations satisfactory to the Agent at the time and place required by the Agent, acting reasonably, with the result that any completion of a sale of the Securities does not take place; or

(g)

if, following the completion of a sale of any of the Securities, a determination is made by any competent authority setting aside the sale unless that determination arises out of an act or omission by the Agent.

12.2       If any action or claim is brought against an Indemnified Party in respect of which indemnity may be sought from the Issuer pursuant to this Agreement, the Indemnified Party will promptly notify the Issuer in writing.

12.3       The Issuer will assume the defence of the action or claim, including the employment of counsel and the payment of all expenses.

12.4       The Indemnified Party will have the right to employ separate counsel, and the Issuer will pay the reasonable fees and expenses of such counsel.

12.5       The indemnity provided for in this Section will not be limited or otherwise affected by any other indemnity obtained by the Indemnified Party from any other person in respect of any matters specified in this Agreement and will continue in full force and effect until all possible liability of the Indemnified Party arising out of the transactions contemplated by this Agreement has been extinguished by the operation of law.

12.6       If indemnification under this Agreement is found in a final judgment (not subject to further appeal) by a court of competent jurisdiction not to be available for reason of public policy, the Issuer and the Indemnified Parties will contribute to the losses, claims, damages, liabilities or expenses (or actions in respect thereof) for which such indemnification is held unavailable in such proportion as is appropriate to reflect the relative benefits to and fault of the Issuer, on the one hand, and the Indemnified Parties on the other hand, in connection with the matter giving rise to such losses, claims, damages, liabilities or expenses (or actions in respect thereof). No person found liable for a fraudulent Misrepresentation will be entitled to contribution from any person who is not found liable for such fraudulent Misrepresentation.

12.7       The Issuer will make no claim for, and waives irrevocably any right by statute or common law to contribution against any Indemnified Party in the event an action is brought against the Issuer as a result of any of the events described in Subsection 12.1 hereof.

12.8       To the extent that any Indemnified Party is not a party to this Agreement, the Agent will obtain and hold the right and benefit of this Section in trust for and on behalf of such Indemnified Party.

13.        RIGHT OF PARTICIPATION

13.1       The Issuer will notify the Agent of the terms of any further equity, convertible debenture or other equity related financing that it requires or proposes to obtain on or before July 12, 2006 (the “Future Financing”) and the Agent will have the right of participation of a minimum of 40% in any syndicate assisting the Issuer in such financing, subject to agreeing to mutually acceptable fee arrangements. The right to participate shall exclude any limited partnership form of financing for the Issuer or qualified environmental trust structure.

13.2       The right of participation must be exercised by the Agent within 5 days following the receipt of the notice by notifying the Issuer that it will provide such financing on the terms set out in the notice.

13.3       The Issuer agrees that any syndicate formed for a Future Financing will be agreed upon by the Issuer and the Agent.

13.4       If the Agent fails to give notice within the 5 days that it will provide such financing upon the terms set out in the notice, the Issuer will then be free to make other arrangements to obtain financing from another source on the same terms or on terms no less favourable to the Issuer, subject to obtaining the acceptance of the Regulatory Authorities.

13.5       The right of participation will not terminate if, on receipt of any notice from the Issuer under this Section, the Agent fails to exercise the right.

14.        ASSIGNMENT AND SELLING GROUP PARTICIPATION

14.1       The Agent will not assign this Agreement or any of its rights under this Agreement or, with respect to the Securities, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agent has obtained the consent of the Issuer and notice has been given to and accepted by the Regulatory Authorities.

14.2       The Agent may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investments dealers, who may or who may not be offered part of the commissions or warrants to be received by the Agent pursuant to this Agreement. The Agent shall use its commercially reasonable efforts to cause members of the selling group, if any, to ensure that they comply with the terms of this Agreement otherwise applicable to the Agent.

15.        NOTICE

15.1      Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile transmission or mailed by prepaid post and addressed to the party to which notice is to be given at the address indicated above, or at another address designated by such party in writing.

15.2       If notice is sent by facsimile transmission or is delivered, it will be deemed to have been given at the time of transmission or delivery.

15.3       If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

15.4       If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by facsimile transmission or will be delivered.

16.        TIME

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

17.        SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations, warranties, covenants and indemnities of the parties contained in this Agreement will survive the closing of the purchase and sale of the Securities.

18.        LANGUAGE

Wherever a singular or masculine expression is used in this Agreement, that expression is deemed to include the plural, feminine or the body corporate where required by the context.

19.        ENUREMENT

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

20.        HEADINGS

The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

21.        ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and supersedes any other previous agreement between the parties with respect to the Offering and there are no other terms, conditions, representations or warranties whether express, implied, oral or written by the Issuer or the Agent.

22.        COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

23.        LAW

This Agreement and its application and interpretation will be governed exclusively by the laws prevailing in British Columbia. The parties to this Agreement consent to the jurisdiction of the courts of British Columbia, which courts shall have exclusive jurisdiction over any dispute of any kind arising out of or in connection with this Agreement.

This document was executed and delivered as of the date given above.

ALEXCO RESOURCE CORP.

Per:	"Signed"
Authorized Signatory

Per:
Authorized Signatory

CANACCORD CAPITAL
CORPORATION

	Per:	"Signed"
c/s		Authorized Signatory

Per:
Authorized Signatory

I/We have the authority to bind the corporation